PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

TEL: (852) 3740-4700

FAX: (852) 3740-4727

www.skadden.com

CONFIDENTIAL

                           June 7, 2016

AFFILIATE OFFICES

BOSTON

CHICAGO

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VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group

Amendment No. 2 to Registration Statement on Form F-1

Filed June 6, 2016

File No. 333-211315

Response to the Staff’s Comment Letter Dated June 6, 2016

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 6, 2016. Concurrently with the submission of this letter, the Company is publicly filing amendment No. 3 to its registration statement on Form F-1 (the “Registration Statement”) and an exhibit via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to amendment No. 2 to the registration statement on Form F-1 filed with the Commission on June 6, 2015, and two copies of the submitted exhibit.

The Company respectfully advises the Staff that it has commenced the marketing activities in connection with the offering and expects to request acceleration of the effectiveness of the Registration Statement as of June 9, 2016. The Company would appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Dilution, page 64

1.                                      Please disclose the amount of the increase to net tangible book value per share and dilution per share attributable to this offering separate from the amounts related to the Concurrent Private Placements as required by Item 506 (b) and (c) of Regulation S-K.

The Company respectively advises the Staff that, under the subscription agreements dated May 27, 2016, the completion of this offering is the closing condition precedent for the Concurrent Private Placements and if this offering is completed, the Concurrent Private Placements will be completed concurrently. Therefore, the Company believes the existing disclosure on page 64 of the Registration Statement which gives effect to both this offering and the Concurrent Private Placements is correct and accurate.

2.                                      Please also tell us how you calculated the pro forma net tangible book values per ordinary share presented in your dilution table.

The Company respectfully advises the Staff that the pro forma net tangible book values per ordinary share presented in its dilution table on page 64 of the Registration Statement was calculated based on the following:

(a)                                 Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares represents net tangible book value as of March 31, 2016, plus the increase of net tangible book value giving effect of the automatic conversion of all of our outstanding preferred shares, divided by the total number of ordinary shares outstanding giving effect of the automatic conversion of all of our outstanding preferred shares; and

(b)                                 Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering represents net tangible book value as of March 31, 2016, plus the increase of net tangible book value giving effect of the automatic conversion of all of our outstanding preferred shares and the net proceeds to be received from this offering, divided by the total number of ordinary shares outstanding giving effect of the automatic conversion of all of our outstanding preferred shares and this offering;

Description of Share Capital, page 163

3.                                      Please revise your disclosure under this heading as follows:

•                  We note the reference to the company’s register of members in paragraphs 3.3 of Exhibit 5.1. Please include a detailed discussion of the relevance of entering the shares in the register of members, including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members as necessary; and

In response to the Staff’s comment, the Company has revised disclosure on pages 166 and 167 of the Registration Statement to include a detailed discussion of its register of members and state that it will perform the procedures necessary to register the shares in the register of members.

The Company respectfully advises the Staff that, as disclosed on page 184 of the Registration Statement, the holders of its ADSs have the right to cancel the ADSs and withdraw the underlying Class A ordinary shares. The Company will follow the procedures described on pages 166 and 167 to register such shares in the register of members.

•                  Please reconcile your disclosure under “Transactions with Interested Shareholders, page 169,” with your disclosure in section III of Exhibit 99.1

In response to the Staff’s comment, the Company has revised disclosure on page 170 of the Registration Statement to include a discussion of the procedures when a conflict of interests arises in its code of business conducts and ethics.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Unaudited pro forma balance sheet and loss per share, page F-81

4.                                      We note you have issued options for 22,846,000 ordinary shares that will vest upon completion of this offering. Please tell us if you considered including an adjustment to your pro forma balance sheet and the number of shares used in your pro forma loss per share calculation to reflect the vesting of these shares upon completion of this offering.

The Company respectfully advises the Staff that the options for 22,846,000 ordinary shares outstanding as of March 31, 2016 were subject to both service conditions and the initial public offering performance condition, and among these options, only 3,350,000 have satisfied their service conditions and would vest upon the completion of this offering and remaining would subject to service conditions that were not met as of March 31, 2016. The Company has revised the disclosure on page F-80 to clarify these facts.

The Company also respectfully advises the Staff that the Company has carefully considered the impact of these options, and decided not to include an adjustment to the unaudited pro forma balance sheet and the number of shares used in the pro forma loss per share calculation to reflect the vesting of these shares upon completion of this offering, based on the following reasons:

(i) among the options for 22,840,000 ordinary shares outstanding as of March 31, 2016, options for 19,496,000 ordinary shares would not become vested upon the completion of this offering, as explained above;

(ii) with respect to the options for 3,350,000 ordinary shares that would vest upon the completion of this offering, they only become exercisable and not actually being exercised and outstanding, and therefore will not impact the actual issued and outstanding share capital of the Company; and

(iii) all outstanding options, whether vested or not upon the completion of this offering, will not have an impact on the number of shares used in calculation of diluted pro forma loss per share of the Company as their effects would be anti-dilutive.

5.                                      Also, please disclose in a footnote the stock-based compensation amount associated with these options and clearly indicate that the expense was not included in the pro forma net loss because it will not have a continuing impact on the company’s operations.

In response to the Staff’s comment, the Company has added the following disclosure in Note 11. Unaudited pro forma balance sheet and loss per share in its unaudited interim condensed consolidated financial statements on F-82:

“RMB18,854 (US$2,924) of share-based compensation expense would have been recorded assuming the initial public offering had occurred at January 1, 2016. This one-time share-based compensation expense has not been reflected in the unaudited pro forma loss per share as it will not have a continuing impact on the Company’s operations”

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group
Jimmy Lai, Chief Financial Officer, China Online Education Group
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP